

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 15, 2017

Via E-mail
Mr. Jeffrey D. Buchanan
Chief Financial Officer
American Outdoor Brands Corporation
2100 Roosevelt Avenue
Springfield, Massachusetts 01104

> **Re:** **American Outdoor Brands Corporation**
> **Form 10-K for the Year Ended April 30, 2016**
> **Filed June 16, 2016**
> **File No. 1-31552**

Dear Mr. Buchanan:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction